Skadden, Arps, Slate, Meagher & Flom

DIRECT DIAL +86-21-61938200 EMAIL ADDRESS YUTING.WU@SKADDEN.COM Partners Geoffrey Chan * Shu Du * Andrew L. Foster * Chi T. Steve Kwok * Edward H.P. Lam ¨*	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
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* (Also Admitted in New York)	October 12, 2022	SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Ms. Alyssa Wall

Mr. Dietrich King

Ms. Nasreen Mohammed

Mr. Joel Parker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinduoduo Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 25, 2022 (File No. 001-38591)

Dear Ms. Wall, Mr. King, Ms. Mohammed and Mr. Parker,

On behalf of our client, Pinduoduo Inc. (the “Company”), we set forth below the Company’s responses to the comments contained in the letter dated September 15, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 25, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.	We note your response to comment 1 and proposed revised future disclosure. In your annual report, please disclose that legal and operational risks associated with operating in China also apply to your operations in Hong Kong, as PRC regulations that may not be currently applicable to Hong Kong companies may become applicable given the PRC's oversight of that region. Please also discuss the regulations applicable to you in the regions in which you operate, such as Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in the lead-in paragraph of the summary risk factors appearing in “Item 3. Key Information” in its future Form 20-F filings:

“Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. In the event that PRC regulations become applicable to companies in Hong Kong, the legal and operational risks associated with operating in China, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry”, may also apply to our operations in Hong Kong. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.””

The Company also respectfully proposes to include the following underlined disclosure at the beginning of “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings:

“D.           Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find the principal risks we face, organized under relevant headings. In the event that PRC regulations become applicable to companies in Hong Kong, the legal and operational risks associated with operating in China, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry”, may also apply to our operations in Hong Kong. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.””

The Company’s operations in Hong Kong primarily include ordinary commercial services to which Hong Kong law and the common law principles thereunder apply. On the basis of the foregoing, the Company respectfully submits that the regulations discussed under “Item 4. Information on the Company—B. Business Overview—Regulation” cover the key regulations of the regions in which the Company operates.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

Financial Information Related to Our VIE, page 9

2.	We note your response to comment 9 and reissue the comment in part. It appears from your disclosures on page 4 and page F-12 that Hangzhou Weimi Network Technology Co., Ltd. is the WFOE that is the primary beneficiary of the VIE. Please revise your schedules to disaggregate this entity.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that based on ASC810-10-25-38 and the VIE agreements as described on pages F-13 and F-14 of the 2021 Form 20-F, the financial statements for the fiscal year ended December 31, 2021 were prepared on the basis that Pinduoduo Inc. is the primary beneficiary of the VIE under U.S. GAAP.

The consolidation analysis of the VIE is based on the Accounting Standards Codification (ASC) Topic 810 – Consolidation (“ASC 810”) guidance effective for public entities at December 31, 2016. As defined in ASC810-10-25-38A, the primary beneficiary of a VIE must have “a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.” When applying the guidance to the primary beneficiary analysis, the following aspects were taken into consideration:

1.	Pinduoduo Inc. has power over the VIE because Hangzhou Weimi, one of the Company’s wholly-owned subsidiaries (the “WFOE”), assigned to Pinduoduo Inc. its power over the VIE under the shareholders' voting rights proxy agreement entered into by the WFOE, the VIE and the shareholders of the VIE.

2.	Pinduoduo Inc. has the right to receive benefits from the VIE pursuant to the exclusive consulting and services agreement entered into by the WFOE and the VIE. This agreement grants the WFOE—and therefore Pinduoduo Inc. in its capacity as the WFOE’s ultimate shareholder—the right to receive substantially all of the profits from the VIE.

As a result, the Company respectfully submits that Pinduoduo Inc. is the primary beneficiary from an accounting perspective under U.S. GAAP, whereas the WFOE is not.

The Company further respectfully advises the Staff that the disclosure on pages 4 and page F-12 of the 2021 Form 20-F sets forth the organizational structure of the Company, and was not intended to introduce the concept of the primary beneficiary of the VIE, which entails detailed analysis under the accounting principles presented above and in the Company’s response to comment #9 of the Staff’s letter dated July 15, 2022. To eliminate any potential confusion, the Company proposes to, in its future Form 20-F filings, revise the disclosure on the referenced pages per the blacklining shown below (with deletions shown in strikethrough and additions in underline):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

Page 4 of the 2021 Form 20-F

“(1) Messrs. Lei Chen and Jianchong Zhu hold 86.6% and 13.4% equity interests in Hangzhou Aimi, respectively. They are employees of our company and have entered into a series of contractual arrangements with Hangzhou Weimi Network Technology Co., Ltd., or Hangzhou Weimi, pursuant to which ~~we have~~ the Company has control over and ~~are~~ is the primary beneficiary of Hangzhou Aimi under U.S. GAAP.”

Page F-13 of the 2021 Form 20-F

“The VIE agreements

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts the majority of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above, the Company, as the primary beneficiary, consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 88

3.	We note your response to comment 13 and reissue the comment in part. To enhance a reader's understanding of the material fluctuations in your revenues, please further explain the extent to which material changes in revenues is due to changes in volume (active buyers, merchants) and separately due to changes in prices. Please also provide a discussion of any known trends or uncertainties that you reasonably expect will have a material impact on future operating results. This could include trends related to active buyers, merchants, product offerings growth or uncertainties. Please refer to Item 303(a) and (b) of Regulation S-K.

The Company respectfully submits that its transaction service fee rates are not fixed but vary based on a number of factors, including the category of the goods sold, the sellers’ transaction performance, and the attribution of the consumption scenarios, among others. The Company’s GMV in 2019, 2020 and 2021 was RMB1,006.6 billion, RMB1,667.6 billion and RMB2,441.0 billion, respectively. The Company’s average transaction service fee rates, calculated based on transaction services revenue as a percentage of GMV, were 0.33%, 0.35% and 0.58%, respectively, in 2019, 2020 and 2021.

The Company respectfully advises the Staff that its online marketing service revenues result from spontaneous decisions made by the millions of merchants on the Company’s platform based on different marketing opportunities. Whether merchants decide to acquire online marketing services is primarily attributable to the correlated factors set out in the 2021 Form 20-F and the Company’s response to comment 13 of the Staff’s letter dated July 15, 2022, and it is impracticable to attribute the growth in online marketing services revenue to changes in volume and prices, respectively. To help investors understand the magnitude of the period-to-period changes in each of the factors, the Company has disclosed the number of its active merchants (see pages 19, 58, 59 and 83 of the 2021 Form 20-F), the number of its active buyers (see pages 13 and 58 of the 2021 Form 20-F), and the annual spending per active buyer (see page 83 of the 2021 Form 20-F).

When the Company prepared its 2021 Form 20-F, it was not aware of any material known trends that would have a material impact on its future operations (except for uncertainties associated with global macroeconomic environment and the impact of COVID, among other things, that were disclosed in the risk factors and elsewhere in the 2021 Form 20-F). In future filings, the Company undertakes to provide more discussions on material trends and uncertainties on these factors to the extent known and foreseeable.

Consolidated Financial Statement
2. Summary of Significant Accounting Policies
(q) Research and development expenses, page F-23, page F-23

4.	We note your response to comment 15. Please explain to us how you determined that depreciation related to product improvements qualifies as research and development. Refer to ASC 730-10-55-2(d).

The Company respectfully advises the Staff that the procured servers and computing equipment are used in research and development (“R&D”) activities, which involve discovery of new knowledge, application of new findings, and design of new analytical tools and features in its mobile app. The Company respectfully submits that its R&D activities are of the type contemplated by ASC 730-10-55-1(a)&(b)&(c)&(d) &(e). In particular, the Company’s R&D activities include but are not limited to the following:

•	Researching new knowledge in areas such as machine learning and natural language processing to develop new analytical tools;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

•	Designing and applying a more advanced database system to support the increasing volume and complexity of transactions on the Company’s platform;

•	Developing new algorithms to perform analysis and provide personalization experience for users; and

•	Launching of various innovative features to provide interactive and fun shopping experience.

For example, the Company leveraged its latest research findings about machine learning and natural language processing to develop a new recommendation and search engine that is tailored for e-commerce uses. Compared with the previous version, which had certain limits on its data processing capabilities, this new engine can process a massive volume of information in real time, perform multi-dimensional analysis, develop a robust understanding of personalized user demand, and deliver shopping recommendations that accurately match specific user interests. As a result, we believe the user experience on the Company’s platform has been significantly improved through the applications of the Company’s research findings. In addition, through its R&D capabilities, the Company continues to expand the interactive features of its mobile app, such as by adding engaging in-app gamification features and short video features, among others. These features significantly improve the engagement and retention of the Company’s users. On the basis of the foregoing, the Company respectfully submits that its R&D activities are of the same nature as those described in ASC 730-10-55-1 rather than “routine, ongoing efforts to refine, enrich or otherwise improve upon the qualities of an existing product” as described in ASC 730-10-55-2(d).

General

5.	Please revise to name your PRC counsel where you state that your position is based on the advice of your PRC counsel.

The Staff’s comment is duly noted. The Company undertakes to revise the disclosure in its future Form 20-F filings to name its PRC counsel wherever it states that its position is based on the advice of its PRC counsel.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

6.	When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to further revise and include the following underlined disclosure in Item 3 of its future Form 20-F filings, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively named our company as a “Commission-Identified Issuer” under the HFCA Act following the filing of our annual report on Form 20-F with the SEC on April 25, 2022. In accordance with the HFCA Act, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of the ADSs to significantly decline. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Whether the PCAOB will be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, or our auditor’s control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements” and “—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

The Company also respectfully proposes to further revise the relevant risk factors under Item 3.D. in its future Form 20-F filings by including the following underlined disclosure, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements.

Our auditor is registered with the PCAOB. The Sarbanes-Oxley Act authorizes the PCAOB to conduct regular inspections to assess the compliance of registered public accounting firms, such as our auditor, with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The inability of the PCAOB to conduct inspections of our auditor makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCA Act, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 25, 2022. In accordance with the HFCA Act, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Whether the PCAOB will be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, or our auditor’s control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.”

7.	We note your response to comment 7 and proposed revised future disclosure. Please expand your discussion in Item 3, the summary risk factors, and risk factors sections to include the risk that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash beyond PRC government controls on currency conversion.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

In response to the Staff’s comment, the Company respectfully proposes to further revise its summary risk factors and the disclosures under “Item 3. Key Information—Cash and Asset Flows through Our Organization” in its future Form 20-F filings by including the following underlined disclosure, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Summary of Risk Factors

[…]

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

•	[…]

•	Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

[…]

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

Cash and Asset Flows through Our Organization

Pinduoduo Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries, the VIE and its subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, Pinduoduo Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Pinduoduo Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Pinduoduo Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries, the VIE and its subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries, the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB8,344.8 million, RMB10,789.1 million and RMB23,306.4 million (US$3,657.3 million) as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIE to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.””

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

In addition to the foregoing changes, the Company respectfully proposes to further revise its risk factors under Item 3.D. in its future Form 20-F filings by including the following underlined disclosure, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows.

We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 12, 2022

In light of the flood of capital outflows from China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in China or generated by a PRC entity to fund our operations outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.”

8.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIE or investors, summarize the policies and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

The Company respectfully advises the Staff that it does not have cash management policies that dictate how funds are transferred among the referenced constituents of the Company.

*      *      *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Lei Chen, Chairman of the Board of Directors and Chief Executive Officer, Pinduoduo Inc. Jianchong Zhu, General Counsel, Pinduoduo Inc. Franky Liu, Partner, Ernst & Young Hua Ming LLP